June 24, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the quarter ended March 31, 2011
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated June 13, 2011 (the “Additional Comment Letter”) from the Staff to International Shipholding Corporation, the Staff provided certain additional comments with respect to the letter we sent dated May 27, 2011 in response to the original comment letter you sent to us on May 2, 2011.  In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the numbers in your Additional Comment Letter and is followed by our response.  All references to page and footnote numbers in our responses are references to such numbers in the subject documents.  In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long-Lived Assets, page 8

Comment 1:
We note from your response to prior comment number six that as of December 31, 2010 and March 31, 2011, none of your vessels had a market value less than the respective carrying value. In this regard, to the extent that none of your vessels continue to have a market value less than the respective carrying in future periods please provide an affirmative statement to this effect.

Response:
We will provide in our future periodic filings an affirmative statement to the extent that none of the vessels that we own have a market value below their respective carrying amounts.

Comment 2:
We note your response to our prior comment number seven.  Please revise your MD&A in future filings to include a discussion of the mitigating factors which support your belief that no impairment was required for vessels servicing your time charter segments in 2010.  Also, to the extent that certain trends continue to suggest that impairment factors are present or exist for which no impairment analysis has been performed, you should include a robust discussion of the reasons why you believe no impairment was required. Your revised disclosure should be similar in detail as that provided in your response to us.

Response:
For so long as the negative market trends cited in your prior comment number seven persist, we will include in our future filings a disclosure in our MD&A that discusses the factors that support our position that there are no indicators of impairment as well as disclose in future filings a robust discussion of the reasons why we believe no impairment test is required when certain trends suggest that impairment factors are present.

Consolidated Statements of Income, page F-3

Comment 3:
We note your response to previous comment number 12 and continue to believe that your presentation of “gross voyage profit” on the face of your statements of income as well as the presentation of any subtotal before deducting general and administrative expenses or losses/gains on the sale of assets is not appropriate in light of the nature of your business.  While we acknowledge your statement that gross profit measure is a key indicator used by management to drive business decisions and that you believe it provides meaningful disclosure to investors, however the measure excludes such costs as vessel operating costs.  As previously indicated, we believe your presentation of gross voyage profit should be within MD&A along with an enhanced discussion of why management believes such key indicator is important and how it is analyzes by management in driving business decisions.  Please revise accordingly.

Response:
We acknowledge the staff’s position and will revise our future periodic filings by i) removing gross voyage profit from the face of our statements of income and ii) enhancing our MD&A disclosure to include a discussion of why management believes gross voyage profit is an important indicator and how it is analyzed by management in making business decisions.

Comment 4:
Furthermore, you indicate in your response that unlike your peer shipping group, you have a very diverse and unique portfolio of vessels and segments that require the analysis of key financial indicators in order to drive business decisions and that gross profit margin is one of the key indicators used by your CODM and other members of management.  In this regard, please revise your non-GAAP financial measures disclosure (page 9) within MD&A to a include a statement disclosing the additional purposes management uses the non-GAAP financial measure pursuant to Item 10(e)(l)(i)(D) of Regulation S-K in light of your very diverse and unique portfolio of vessels and segments.  Also, to the extent there are other key performance indicators used by management to manage the business, you should identify and discuss such measures, including non-financial performance indicators that are material to an investors understanding of your business.

Response:
We will provide in our future MD&A disclosures a discussion of the purposes of any material non-GAAP financial measures as well as provide in future periodic filings other key performance indicators used by management that are material to investors.

Form 10-Q filed May 5, 2011

Comment 5:
We note your response to prior comment number 14 and the disclosures in Note 5 of Form 10-Q filed on May 5, 2011.  Please advise us and clarify in future filings how the fair market value of DryBulk was determined, including the valuation of your 50% interest prior to the acquisition date.  As part of your response, please explain to us the underlying economic reason why the transaction resulted in a significant gain to you.

Response:
In early 2011, we retained an independent, third party firm with shipping industry experience to assist us in determining the fair value of Dry Bulk Cape Holding Inc. (“DBCH”) and the fair value of our previous 50% interest in DBCH.

The assets of DBCH consist of cash, trade receivables, prepayments, inventory, two capesize vessels, two handysize vessels that are under construction and time charter agreements on the two capesize vessels which expire in early 2013 and are currently fixed at above market time charter rates. Current liabilities consist primarily of accrued interest on debt and the non-current liabilities consisting primarily of floating rate bank borrowings. With the exception of the capesize vessels and the intangible value assigned to the above market time charter contracts, the fair value of all assets and liabilities were equal to the carrying values.

As of March 31, 2011, the combined appraised value for both capesize vessels was $84.0 million as compared to the book value of approximately $53.6 million. In determining the appraised fair value of the capesize vessels, the cost and comparable sales approaches were used with equal weight applied to each approach. In addition to the fair value adjustment on the capesize vessels, an intangible asset was established reflecting the difference between the existing value of the time charter contracts in place as compared to current market rates for similar vessels under short-term contracts, discounted back to present value. Based on the income approach, the fair value of the intangible asset was calculated to be $10.4 million and will be amortized over the remaining life of the contract which is set to expire on January 7, 2013. As a result of the combined fair value adjustments noted above, we concluded that the total fair value of the net assets of DBCH acquired was $69.0 million.

In order to arrive at the fair value of our existing interest in DBCH, 50% of the total fair value of $69.0 million was discounted by 5.1%, reflecting our lack of control of DBCH as a 50% owner. The discount rate of 5.1% was derived from a sample of recent industry data. As a result, we concluded that the fair value of our existing 50% interest was $32.7 million.

Under Accounting Standards Codification 805, a step up to fair value is required when an equity interest changes from a non-controlling interest to a controlling interest (step acquisition). Based on the step up from a 50% interest to a 100% interest in DBCH, a gain of approximately $18.2 million was generated by taking the difference between the fair value of our previously held 50% interest less the book value of the previously held interest. This calculation is shown below:

Fair Value of Previously Held 50% Interest                                                                                     $32.7M
Less: Book Value of Previously Held Interest                                                                                (14.5)M
Gain on Previously Held 50% Interest                                                                                              $18.2M

The bargain purchase gain discussed in our May 27, 2011 letter to you was based on the remainder of the 50% step up to fair value and was calculated as follows:

Fair Value of Net Assets Acquired                                                                                                   $69.0M
Less: Fair Value of Purchase Consideration                                                                                   (35.8)M
Less: Fair Value of Previously Held 50% Interest                                                                          (32.7)M
Bargain Purchase Gain                                                                                                                        $  0.5M

In summary, the significant gain that was generated upon acquiring the remaining interest in DBCH was driven by the step up to fair value of the assets acquired. In our judgment, the gain corresponds to the economic benefits of acquiring full control of two vessels with the ability to independently employ commercially and technically manage both vessels.

Additionally, we will describe in our future periodic filings how the fair market value of DBCH was determined.

We believe the above responses provide all of the information the Staff has requested.

Sincerely yours,

                                                      INTERNATIONAL SHIPHOLDING CORPORATION

                   /s/ Manuel G. Estrada
Manuel G. Estrada
Vice President and Chief Financial Officer

cc: Niels M. Johnsen, Chairman and Chief Executive Officer